Mail Stop 4561

May 29, 2007

VIA U.S. MAIL AND FAX (512) 478-6340

Mr. William H. Armstrong III
President and Chief Executive Officer
Stratus Properties Inc.
98 San Jacinto Blvd., Suite 220
Austin, TX 78701

> **Re:** **Stratus Properties Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 26, 2007**
> **File No. 000-19989**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2006

Consolidated Statements of Cash Flows, page 36

1. Please tell us whether the line item Purchases and development of real estate properties includes any purchases of properties which will be held for sale. If so, please tell us how you have determined that these cash flows should be cash used in investing activities rather than cash used in operating activities. Refer to any accounting literature relied upon.

1. Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 40

2.   Please tell us if you have had any property sales during the periods presented in your financial statements for which you did not recognize profit under the full accrual method.

Cost of Sales, page 40

3.   Please tell us, and disclose in future filings, how you allocate the cost of real estate sold as well as costs directly attributable to the properties sold to individual lots that are sold during the life of a project.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

         Sincerely,

         Daniel L. Gordon
         Branch Chief